Filed by Teleglobe Bermuda Holdings Ltd
                          Pursuant to Rule 425 under the Securities Act of 1933
                                    and deemed filed pursuant to Rule 14a-12 of
                                            the Securities Exchange Act of 1934
                                                   Subject Company:  ITXC Corp.
                                                  Commission File No. 000-26739
                                                                  Press Release

[GRAPHIC OMITTED]

NEWS RELEASE
FOR IMMEDIATE DISTRIBUTION

MEDIA CONTACT:
Megan Cannell
ITXC Corp.
+1.609.750.3262
mcannell@itxc.com


                           ITXC CORP. RECEIVES LAWSUIT

FEBRUARY 27, 2004 -- PRINCETON, NEW JERSEY -- ITXC Corp. (NASDAQ: ITXC) has received a copy of a complaint purportedly filed on February 24, 2004 as a class action suit in New Jersey Superior Court naming the Company and directors Tom Evslin, Edward Jordan, Frank Gill and Fred Wilson as defendants. Neither ITXC nor the individual defendants have been served in the action. The action seeks to enjoin a shareholder meeting to approve ITXC's proposed merger with Teleglobe International Holdings Ltd until certain alleged deficiencies in the proxy statement have been cured and seeks to permanently enjoin the consummation of the merger. ITXC had previously announced that Teleglobe Bermuda Holdings Ltd filed a registration statement on Form S-4 with the Securities and Exchange Commission in connection with the proposed merger. ITXC has not yet mailed a proxy statement to shareholders since the S-4 is currently in review with the SEC. Changes may be made in the filing as a result of that review process. ITXC believes the complaint contains factual inaccuracies, is premature and is wholly without merit and intends to vigorously defend the lawsuit if served.
                                       ###

About ITXC:
ITXC Corp. is one of the world's leading carriers based on minutes of international traffic carried. As a carriers' carrier, ITXC serves all major carriers in the US; many incumbent carriers worldwide including China Telecom, PLDT, Telkom South Africa, Telecom Colombia, Telenor, Telia, and VSNL; and emerging and competitive carriers including Intelig in Brazil, Vietel in Vietnam and Data Access in India. ITXC also serves a growing number of mobile carriers including China Mobile and Smart Communications, leading mobile carriers in their respective markets.

ITXC is the global market segment share leader in VoIP international calling and one of the largest international voice carriers of any kind. ITXC's VoIP network connects to circuit networks using switchless ITXC SuperPoPs in London, Frankfurt, Hong Kong, Los Angeles, and New Jersey or using ITXC-managed SNARCs(R) co-located in the customer's central office. ITXC.net connects to VoIP-enabled networks with direct peer VoIP interconnects. Approximately a third of ITXC's current traffic is originated or terminated via a direct VoIP interconnect. ITXC has VoIP interconnects with over 140 carriers or service providers in 60 countries.

As described above, Teleglobe has filed a Registration Statement on Form S-4 (which contains a Proxy Statement/Prospectus) with the Securities and Exchange Commission in connection with the merger previously announced between Teleglobe and ITXC. This document is available on the SEC website at http://www.sec.gov/Archives/edgar/data/1278739/000104746904003562/a2126758zs-
4.htm. (Due to the length of this URL, it may be necessary to copy and paste this hyperlink into your Internet browser's URL address field.) The registration statement contains a preliminary proxy statement and prospectus that describes the proposed merger. In addition, ITXC and Teleglobe will file other information and documents concerning the merger and their respective businesses with the SEC. WE URGE INVESTORS TO REVIEW THE PROXY STATEMENT/PROSPECTUS AND OTHER INFORMATION FILED AND TO BE FILED WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Any offer of securities will only be made pursuant to the Proxy Statement/ Prospectus. These documents will be made available without charge on the SEC's web site at www.sec.gov and may be obtained without charge from the SEC at telephone number 1-800-SEC-0330. INVESTORS SHOULD READ THE PROXY STATEMENT/PROSPECTUS CAREFULLY BEFORE MAKING ANY VOTING OR INVESTMENT DECISIONS.

ITXC files annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements and other information filed by ITXC at the SEC public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at the SEC's other public reference rooms in New York, New York and Chicago, Illinois. Please call the Commission at 1-800-SEC-0330 for further information on public reference rooms. ITXC's filings with the SEC also are available to the public from Commercial document-retrieval services and at the web site maintained by the SEC at http://www.sec.gov. or by contacting ITXC investor relations at 609-750-3333 or ir@itxc.com.

The officers and directors of ITXC and Teleglobe may have interests in the merger, some of which may differ from, or may be in addition to, those of the shareholders of ITXC and Teleglobe generally. A description of the interests that the officers and directors of the companies have in the merger will be available in the Proxy Statement/Prospectus.